

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2018

Jeffrey S. Mathiesen
Chief Financial Officer
Gemphire Therapeutics Inc.
17199 N. Laurel Park Dr.
Suite 401
Lavonia, MI 48152

> **Re: Gemphire Therapeutics Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2017**
> **Filed March 20, 2018**
> **File No. 001-37809**

Dear Mr. Mathiesen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance